U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC
(f/k/a/Chase Venture Capital Associates, LLC)
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)
New York                        New York                10020

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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Praecis Pharmaceuticals Incorporated ("PRCS")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


December 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                            4.                              5.             Owner-
                                                            Securities Acquired (A) or      Amount of      ship
                                             3.             Disposed of (D)                 Securities     Form:     7.
                                             Transaction    (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                             2.              Code           ------------------------------- Owned at End   (D) or    Indirect
1.                             Transaction   (Instr. 8)                   (A)               of Month       Indirect  Beneficial
Title of Security               Date          ------------   Amount       or     Price      (Instr. 3      (I)       Ownership
(Instr. 3)                     (mm/dd/yy)     Code     V                  (D)               and 4)         (Instr.4) (Instr. 4)
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

Common Stock                     12/4/00      S                7,500      D      $25.06        3,598,704     D
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Common Stock                     12/4/00      S                5,000      D      $24.99        3,598,704     D
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Common Stock                     12/5/00      S                50,000     D      $23.99        3,598,704     D
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Common Stock                     12/6/00      S                50,000     D      $23.99        3,598,704     D
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Common Stock                     12/6/00      S                50,000     D      $24.12        3,598,704     D
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Common Stock                     12/6/00      S                30,000     D      $24.43        3,598,704     D
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Common Stock                     12/6/00      S                10,000     D      $24.49        3,598,704     D
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Common Stock                     12/6/00      S                 5,000     D      $24.74        3,598,704     D
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Common Stock                     12/7/00      S                25,000     D      $24.12        3,598,704     D
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Common Stock                     12/7/00      S                 5,000     D      $24.18        3,598,704     D
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Common Stock                     12/8/00      S                50,000     D      $23.99        3,598,704     D
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Common Stock                     12/8/00      S                15,000     D      $24.12        3,598,704     D
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Common Stock                     12/8/00      S                10,000     D      $24.18        3,598,704     D
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Common Stock                     12/11/00     S                20,000     D      $23.81        3,598,704     D
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Common Stock                     12/11/00     S                10,000     D      $23.68        3,598,704     D
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Common Stock                     12/11/00     S                85,000     D      $23.49        3,598,704     D
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Common Stock                     12/12/00     S                10,000     D      $23.49        3,598,704     D
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Common Stock                     12/12/00     S                10,000     D      $23.31        3,598,704     D
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Common Stock                     12/13/00     S                65,000     D      $22.99        3,598,704     D
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Common Stock                     12/19/00     S               280,000     D      $22.99        3,598,704     D
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Common Stock                     12/19/00     S                50,000     D      $23.06        3,598,704     D
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Common Stock                     12/19/00     S                150,000    D      $23.12        3,598,704     D
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Common Stock                     12/18/00     S                57,500     D      $22.99        3,598,704     D
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Common Stock                     12/26/00     S               100,000     D      $25.99        3,598,704     D
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Common Stock                     12/26/00     S                90,300     D      $26.12        3,598,704     D
===================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                10.
                                                                                                      9.        Owner-
                                                                                                      Number    ship
                                                                                                      of        Form
             2.                                                                                       Deriv-    of
             Conver-                    5.                                  7.                        ative     Deriv-   11.
             sion                       Number of                           Title and Amount          Secur-    ative    Nature
             or                         Derivative       6.                 of Underlying     8.      ities     Secur-   of
             Exer-             4.       Securities       Date               Securities        Price   Bene-     ity:     In-
             cise     3.       Trans-   Acquired (A)     Exercisable and    Instr. 3 and 4)   of      ficially  Direct   direct
             Price    Trans-   action   or Disposed      Expiration Date    ----------------  Deriv-  Owned     (D) or   Bene-
1.           of       action   Code     of(D)           (Month/Day/Year)            Amount    ative   at End    In-      ficial
Title of     Deriv-   Date     (Instr.  (Instr. 3,       ----------------           or        Secur-  of        direct   Owner-
Derivative   ative    (Month/  8)       4 and 5)         Date     Expira-           Number    ity     Month     (I)      ship
Security     Secur-   Day/     ------   ------------     Exer-    tion              of        (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)    Code V    (A)      (D)    cisable  Date       Title  Shares     5)      4)        4)       4)
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


             $7.00
             per                                                              Common
Options      share    N/A      N/A        N/A      N/A  (FN 1)      1/11/01   Stock   9,166      N/A    9,166      I        (FN 1)
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
Explanation of Responses:


(1) These options were granted to Dr. Damion Wicker, a managing director of J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"). Dr. Wicker is contractually obligated to exercise the options at the request of JPM SBIC, and to transfer any shares issued under the stock options to JPM SBIC. The options originally had a term of ten years from the date of the grant and vested and became exercisable in equal monthly installments over a three-year period provided Dr. Wicker continued to be a member of the Board of Directors of the Issuer. As of October 13, 2000, Dr. Wicker ceased to be a director of the Issuer. Options with respect to 9,166 shares had vested as of thatdate; these options remain exercisable until the 90th day from the date of his resignation.


J.P. Morgan Partners (SBIC), LLC

    /s/ Arnold Chavkin                                      1/10/01
By: --------------------------------------------        -----------------------
    Arnold Chavkin,                                         Date
    Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.






NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1 and 2)     FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
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
J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners       December, 2000     Praecis Pharmaceuticals Incorporated ("PRCS")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       December, 2000     Praecis Pharmaceuticals Incorporated ("PRCS")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       December, 2000     Praecis Pharmaceuticals Incorporated ("PRCS")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        December, 2000     Praecis Pharmaceuticals Incorporated ("PRCS")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners       December, 2000     Praecis Pharmaceuticals Incorporated ("PRCS")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
New York, NY  10020
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
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 NAME AND ADDRESS OF                TITLE OF                 AMOUNT OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
  REPORTING PERSON                  SECURITY                 SECURITIES          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                                             BENEFICIALLY        INDIRECT (I)                              INTEREST
                                                             OWNED
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
J.P. Morgan Partners (BHCA), L.P.    See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.       See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 4 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation             See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.              See Tables I and II      See Tables I and II   I              See Explanatory        No
270 Park Avenue                                                                                    Note 6 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.               See Tables I and II      See Tables I and II   I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 7 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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


Explanatory Notes:

1) The names of the reporting persons and the Designated Reporter changed during the first week of January 2001 as a result of internal reorganizations and name changes effective as of various times during the week. The internal reorganizations and name changes did not alter the proportionate interests of the ultimate security holders of the renamed entities.

2) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so.

3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC. The Reporting Person is the sole member of JPM SBIC.

4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

7) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.